October 2, 2012

David L. Ridenour (202) 339-8560 dridenour@orrick.com

Ms. Katherine W. Hsu
Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Mail Stop 30628
Washington, DC 20549

Re:	Dryrock Issuance Trust Dryrock Funding LLC Barclays Bank Delaware Amendment No. 3 to Registration Statement on Form S-3 File Nos. 333-182087, 333-182087-01 and 333-182087-02

Dear Ms. Hsu:

For your convenience, enclosed with this letter are three (3) courtesy copies of Amendment No. 3 to the Registration Statement on Form S-3, as filed electronically on October 2, 2012 through the EDGAR filing system. Amendment No. 3 to the Registration Statement on Form S-3 is being filed solely for the purpose of re-filing the Remittance Services Agreement and the Agreement for ACH Services as Exhibits 99.5 and 99.6 to the Registration Statement, respectively, to reflect the revision of the confidential treatment request to those two agreements.

Should you have any questions or require additional information, please do not hesitate to contact me at (202) 339-8560.

Sincerely,

/s/ David L. Ridenour
David L. Ridenour

Enclosures